Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 6066 770
christine.peters@freseniusmedicalcare.com

Contact for analysts
and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

February 20, 2024

Fresenius Medical Care delivers on commitments in a year of fundamental transformation

-	Revenue growth of 5% in 2023 driven by favorable business development

-	Operating income[1] growth of 15% exceeding top end of outlook range, due to business growth, FME25 savings ahead of plan and contributions from the Tricare settlement

-	Successful execution on turnaround plan resulting in significant labor productivity improvements in Care Delivery and positive pricing in Care Enablement

-	Several key divestments announced as part of the ongoing Portfolio Optimization Program

-	Strong cash flow performance and net financial leverage ratio reduced

-	Dividend of €1.19 per share proposed

-	For 2024 continued revenue growth and accelerated operating income growth projected

Helen Giza, Chief Executive Officer of Fresenius Medical Care, said: “In 2023, we delivered on our commitments while we fundamentally transformed Fresenius Medical Care. Exceeding our upgraded financial outlook for the full year was the very successful finish to an extraordinary year. We implemented the new global operating model, progressed on our operational turnaround ambitions, changed our legal form and advanced on the Portfolio Optimization Program through key divestments. Thanks to the commitment of our 120,000 employees, the high quality of care for our patients remains front and center in everything we do. Based on the turnaround progress achieved last year, we have a strong foundation to build on to make 2024 a year of accelerated profitable growth while progressing towards our ambitious mid-term margin target.”

[1]	For FY 2022, special items included costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement and the net gain related to InterWell Health. Additionally, the FY 2022 basis for the 2023 outlook was adjusted for U.S. Provider Relief Funding. For FY 2023, special items include costs related to the FME25 program, the Humacyte investment remeasurement, the costs associated with the legal form conversion and effects from legacy portfolio optimization. For further details please see the reconciliation attached to the Press Release.

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Key figures (IFRS)

	Q4 2023	Q4 2022	Growth	Growth	FY 2023	FY 2022	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	4,988	4,997	0%	+7%	19,454	19,398	0%	+5%

Operating income	428	352	+22%	+27%	1,369	1,512	-9%	-7%
excl. special items and PRF[1]	555	489	+14%	+18%	1,741	1,540	+13%	+15%

Net income[2]	188	139	+35%	+41%	499	673	-26%	-24%
excl. special items and PRF[1]	259	248	+4%	+8%	756	729	+4%	+6%

Basic EPS (EUR)	0.64	0.47	+35%	+41%	1.70	2.30	-26%	-24%
excl. special items, and PRF[1]	0.88	0.85	4%	+8%	2.58	2.49	+4%	+6%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Successful execution against the strategic plan

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, successfully finished a year of significant transformation.

Structure: During fiscal year 2023, Fresenius Medical Care continuously advanced its structural change. After implementing the new operating model along with the corresponding new financial reporting at the start of the year, it ended with the successful completion of its change of legal form into a German stock corporation. Through this change, a simplified corporate governance structure gives the Company more flexibility and autonomy and strengthens the role of the free float shareholders.

[2]	Net income attributable to shareholders of Fresenius Medical Care AG

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Operational efficiency: In 2023, the company successfully executed on its operational efficiency improvement and turnaround plans. The FME25 transformation program reached annual sustainable savings of EUR 346 million, ahead of our initial plan for the year (EUR 250 to 300 million). Related one-time costs were EUR 153 million in 2023, adding up to EUR 420 million since the start of the program in 2021. The program continues well on track to achieving the targeted EUR 650 million of sustainable annual savings by year end 2025. The significant improvement in labor productivity in Care Delivery a year earlier than targeted, as well as the successful pricing initiatives in Care Enablement additionally supported the underlying positive earnings development.

Portfolio Optimization: Fresenius Medical Care announced several key divestments as part of the strategy to execute on its portfolio optimization program to exit non-core and dilutive assets. The divestments of National Cardiovascular Partners in the U.S. (closed), our operations in Argentina (closed) and Cura Day Hospitals Group in Australia (signed) generate EUR 0.5 billion in total proceeds, of which EUR 135 million were received in 2023. The three assets include 127 facilities, more than 4,500 employees, more than 10,000 dialysis patients. Divestments closed in 2023 accounted for EUR 214 million of revenue and EUR 20 million of operating income.

Capital Allocation: During 2023, Fresenius Medical Care strictly followed its disciplined financial policy. A significant increase of +32% in Free Cash Flow, mainly due to favorable contributions from working capital and the Tricare settlement was used to reduce its net financial debt by 11% to EUR 10.8 billion. The corresponding net leverage ratio (net debt/EBITDA) decreased to 3.2x at the end of 2023, compared to 3.4x at the end of 2022. The Company adheres to its dividend policy of developing dividends in line with the development of net income excluding special items. Consequently, the dividend proposal for fiscal year 2023 of EUR 1.19 per share corresponds to an increase by 6% compared to prior year’s dividend.

Sustainability: Fresenius Medical Care continued to make progress towards its Sustainability goals. Underscoring the Company’s focus on high quality care, the patients’ overall satisfaction with our services measured by the Net Promoter Score of 72 was at an even higher level than in previous years. With its recent submission of the commitment letter to the Science Based Targets Initiative (SBTi), the Company underlines its goal to achieve climate neutrality in its operations by 2040 in line with the Paris Agreement.

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Revenue development driven by solid organic growth

In the fourth quarter 2023, revenue remained flat with EUR 4,988 million (+7% at constant currency, +3% organic).

Care Delivery revenue remained flat with EUR 3,976 million in the fourth quarter 2023 (+8% at constant currency, +2% organic).

In Care Delivery U.S., revenue increased by 2% (+7% at constant currency, +1% organic). The increase was mainly driven by value-based care business growth, reimbursement rate increases, a favorable payor mix, an increase in dialysis days as well as the impact from the Tricare settlement in the amount of €191 million, partially offset by negative exchange rate effects. The annualization effect of COVID-19-related excess mortality in the late-stage CKD (Chronic Kidney Disease) and ESRD (End-Stage Renal Disease) population continues to weigh on same market treatment growth (-0.6%). Adjusted for the exit from less profitable acute care contracts same market treatment growth was flat.

In Care Delivery International, revenue declined by 11% (+10% at constant currency, +7% organic) as a negative exchange rate effect could only be partially offset by organic growth. Despite the annualization effect of COVID-19-related excess mortality, same market treatment growth was positive at 1.9%.

Care Enablement revenue declined slightly by 1% to EUR 1,380 million in the fourth quarter 2023 (+5% at constant currency, +6% organic). The negative exchange rate effects were partly offset by higher product sales as well as higher average sales prices.

Within Inter-segment eliminations3, revenue for products transferred between the operating segments at fair market value declined by 5% to EUR -368 million in the fourth quarter 2023 (+2% at constant currency).

In full year 2023, revenue was stable at EUR 19,454 million (+5% at constant currency, +4% organic). Care Delivery revenue was stable at EUR 15,578 million (+5% at constant currency, +3% organic). In Care Delivery U.S., revenue increased by 1% (+3% at constant currency, +3% organic). Adjusted for the exit from less profitable acute care contracts, U.S. same market treatment growth was at +0.2%. Revenue in Care Delivery International declined by 4% (+12% at constant currency, +7% organic). Care Enablement revenue was stable at EUR 5,345 million (+5% at constant currency, +4% organic). Inter-segment eliminations3 declined by 5% and amounted to EUR -1,469 million (stable at constant currency).

[3]	The Company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

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Earnings development driven by labor productivity improvements and FME25 savings

In the fourth quarter 2023, operating income increased by 22% to EUR 428 million (+27% at constant currency), resulting in a margin of 8.6% (Q4 2022: 7.0%). Operating income excluding special items and U.S. Provider Relief Funding (PRF)1 increased by 14% to EUR 555 million (+18% at constant currency), resulting in a margin of 11.1% (Q4 2022: 9.8%).

Operating income in Care Delivery rose by 13% to EUR 515 million in the fourth quarter 2023 (+17% at constant currency), resulting in a margin of 13.0% (Q4 2022: 11.4%). Operating income excluding special items and PRF1 increased by 12% to EUR 572 million (+16% at constant currency), resulting in a margin of 14.4% (Q4 2022: 12.8%). This was mainly driven by savings from the FME25 program and the impact of the Tricare settlement in the net amount of EUR 181 million. The operating income development was negatively impacted by our value-based care business, inflationary cost increases as well as higher expense related to performance-based compensation plans.

Operating income in Care Enablement amounted to EUR -42 million in the fourth quarter 2023 (Q4 2022: EUR -62 million), resulting in a margin of -3.1% (Q4 2022: -4.5%). Operating income excluding special items1 improved from EUR -3 million in Q4 2022 to EUR 10 million, resulting in a margin of 0.7% (Q4 2022: -0.2%). The improvement compared to the previous year’s quarter was primarily driven by savings from the FME25 program and positive pricing, partially offset by inflationary cost increases and unfavorable foreign currency transaction effects.

Operating income for Corporate amounted to EUR -44 million in the fourth quarter 2023 (Q4 2022: EUR -44 million). Excluding special items1, operating income amounted to EUR -26 million (Q4 2022: EUR -20 million).

In the full year 2023, operating income decreased by 9% to EUR 1,369 million (-7% at constant currency), resulting in a margin of 7.0% (FY 2022: 7.8%). Excluding special items and PRF1, operating income increased by 13% to EUR 1,741 million (+15% at constant currency), resulting in a margin of 8.9% (FY 2022: 7.9%). In Care Delivery, operating income declined by 10% to EUR 1,516 million (-8% at constant currency), resulting in a margin of 9.7% (FY 2022: 10.8%). Operating income excluding special items and PRF1 increased by 14% to EUR 1,687 million (+16% at constant currency), resulting in a margin of 10.8% (Q4 2022: 9.5%). In Care Enablement, operating income decreased to EUR -67 million (FY 2022: EUR -30 million), resulting in a margin of -1.2% (FY 2022: -0.6%). Operating income excluding special items1 improved by +16% (+19% at constant currency) to EUR 119 million, resulting in a margin of 2.2% (Q4 2022: 1.9%). Operating income for Corporate amounted to EUR -67 million (FY 2022: EUR -144 million). Operating income excluding special items1 amounted to EUR -52 million (FY 2022: EUR -41 million).

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Net income2 increased by 35% to EUR 188 million (+41% at constant currency) in the fourth quarter 2023. Excluding special items and PRF1, net income2 increased by 4% to EUR 259 million (+8% at constant currency).

In the full year 2023, net income2 declined by 26% to EUR 499 million (-24% at constant currency). Excluding special items and PRF1, net income2 increased by 4% to EUR 756 million (+6% at constant currency).

Basic earnings per share (EPS) increased by 35% to EUR 0.64 (+41% at constant currency) in the fourth quarter 2023. EPS excluding special items and PRF1 increased by 4% to EUR 0.88 (+8% at constant currency).

In the full year 2023, EPS declined by 26% to EUR 1.70 (-24% at constant currency). Excluding special items and PRF1, EPS increased by 4% to EUR 2.58 (+6% at constant currency).

Strong cash flow development

Fresenius Medical Care increased its operating cash flow by 20% to EUR 719 million in the fourth quarter, resulting in a margin of 14.4% (Q4 2022: 12.0%). The increase in net cash provided by operating activities is mainly due to higher income supported by the Tricare settlement and favorable changes in working capital. In the full year 2023, operating cashflow increased by 21% to EUR 2,629 million, resulting in a margin of 13.5% (FY 2022: 11.2%).

Free cash flow4 increased by 21% to EUR 480 million in the fourth quarter, resulting in a margin of 9.6% (Q4 2022: 8.0%). In the full year 2023, Fresenius Medical Care generated free cash flow of EUR 1,960 million, a 32% increase compared to prior year, resulting in a margin of 10.1% (FY 2022: 7.6%).

[4]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

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Patients, clinics and employees

As of December 31, 2023, Fresenius Medical Care treated 332,548 patients in 3,925 dialysis clinics worldwide and had 119,845 employees (headcount) globally, compared to 128,044 employees as of December 31, 2022.

Outlook5

In 2024, Fresenius Medical Care expects revenue to grow by a low- to mid-single digit percent rate compared to prior year.

The Company expects operating income to grow by a mid- to high-teens percent rate compared to prior year.

The expected growth rates for 2024 are at constant currency, excluding special items. The 2023 basis for the revenue outlook is EUR 19,049 million and for the operating income outlook is EUR 1,540 million, both numbers are adjusted for the positive impact of the Tricare settlement and the operating business impact from divestments closed by year-end 2023.

The Company reconfirms its targets to achieve an operating income margin of 10% to 14% by 2025. This excludes impacts from portfolio changes.

Press conference

Fresenius Medical Care will host a press conference to discuss the strategic outlook and full year 2023 results on February 20, 2024, at 10:00 a.m. CET / 4:00 a.m. EST. The press conference will be webcasted in the “Media” section (Link: Events | Fresenius Medical Care). A replay will be available shortly after the conference.

[5]	Revenue and operating income, as referred to in the outlook, are both on a constant currency basis and excluding special items. Special items include effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The growth rates are based on the results 2023 excluding the costs related to the FME25 program (€153 M for operating income), the Legal Form Conversion Costs (€30 M for operating income), the impacts from Legacy Portfolio Optimization (€204 M for operating income) and the Humacyte Investment Remeasurement (-€15 M for operating income). Additionally, the results 2023 were adjusted for the Tricare settlement (-€191 M for revenue and -€181 M for operating income) and for the divestiture of the Argentinian business and NCP (-€214 M for revenue and -€20 M for operating income).

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Investor conference call

Fresenius Medical Care will host a conference call to discuss the results of the fourth quarter and full year 2023 on February 20, 2024, at 02:00 p.m. CET / 08:00 a.m. EST. Details will be available on the Fresenius Medical Care website in the “Investors” section (Link: Publications | Fresenius Medical Care). A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the fourth quarter and full year 2023. Our 20-F disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.1 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,925 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 333,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information and consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

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FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data	Three months ended December 31,			
	2023	2022	Change	Change at cc
Revenue	**4,988**	**4,997**	**-0.2%**	**7.4%**
Costs of revenue	3,638	3,766	-3.4%	4.2%
Selling, general and administrative expenses	845	805	5.0%	10.9%
Research and development expenses	66	62	6.3%	8.1%
Income from equity method investees	(23)	(19)	21.3%	21.8%
Other operating income	(257)	(152)	68.7%	87.3%
Other operating expense	291	185	57.7%	85.3%
Remeasurement Gain from InterWell Health	—	(2)		
Operating income	**428**	**352**	**21.5%**	**27.4%**
Operating income excl. special items and PRF	555	489	13.7%	18.4%
Interest expense, net	85	75	12.3%	15.4%
Income before taxes	**343**	**277**	**24.0%**	**30.7%**
Income tax expense	86	83	4.1%	13.0%
Net income	**257**	**194**	**32.6%**	**38.2%**
Net income attributable to noncontrolling interests	69	55	25.4%	31.1%
Net income[1]	**188**	**139**	**35.4%**	**41.1%**
Net income[1] excl. special items and PRF	259	248	4.4%	8.0%
Weighted average number of shares	293,413,449	293,413,449		
Basic earnings per share	**€0.64**	**€0.47**	**35.4%**	**41.1%**
Basic earnings per share excl. special items and PRF	€0.88	€0.85	4.4%	8.0%
In percent of revenue				
Operating income margin	**8.6%**	**7.0%**		
Operating income margin excl. special items and PRF	11.1%	9.8%		

[1] Attributable to shareholders of FME AG.

For a reconciliation of special items, please refer to the table at the end of the press release.

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FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data

	Twelve months ended December 31,			
	2023	**2022**	Change	Change at cc
Revenue	**19,454**	**19,398**	**0.3%**	**5.5%**
Costs of revenue	14,529	14,504	0.2%	5.6%
Selling, general and administrative expenses	3,196	3,170	0.8%	4.5%
Research and development expenses	232	229	1.5%	2.5%
Income from equity method investees	(122)	(67)	83.0%	83.2%
Other operating income	(515)	(550)	-6.3%	7.0%
Other operating expense	765	748	2.2%	22.0%
Remeasurement Gain from InterWell Health	—	(148)		
Operating income	**1,369**	**1,512**	**-9.4%**	**-7.5%**
Operating income excl. special items and PRF	1,741	1,540	13.1%	15.5%
Interest expense, net	336	292	15.0%	16.0%
Income before taxes	**1,033**	**1,220**	**-15.3%**	**-13.1%**
Income tax expense	301	325	-7.5%	-4.5%
Net income	**732**	**895**	**-18.1%**	**-16.2%**
Net income attributable to noncontrolling interests	233	222	5.7%	8.4%
Net income[1]	**499**	**673**	**-25.9%**	**-24.3%**
Net income[1] excl. special items and PRF	756	729	3.7%	5.8%
Weighted average number of shares	293,413,449	293,246,430		
Basic earnings per share	**€1.70**	**€2.30**	**-25.9%**	**-24.3%**
Basic earnings per share excl. special items and PRF	€2.58	€2.49	3.6%	5.8%
In percent of revenue				
Operating income margin	**7.0%**	**7.8%**		
Operating income margin excl. special items and PRF	8.9%	7.9%		

[1] Attributable to shareholders of FME AG.

For a reconciliation of special items, please refer to the table at the end of the press release.

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FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook in € million

	Three months ended December 31,		Twelve months ended December 31,	
	2023	**2022**	**2023**	**2022**
Operating performance excl. special items				
These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items.				
Revenue	**4,988**	**4,997**	**19,454**	**19,398**
Operating income	**428**	**352**	**1,369**	**1,512**
Special items:				
FME25 Program	52	95	153	204
Legal Form Conversion Costs	17	—	30	—
Legacy Portfolio Optimization[1]	57	—	204	—
Humacyte Investment Remeasurement	1	24	(15)	103
Net Gain Related to InterWell Health[2]	—	0	—	(56)
Ukraine War[3]	—	25	—	49
Hyperinflation in Turkiye	—	(1)	—	5
Provider Relief Funding (PRF)	—	(6)	—	(277)
Sum of special items and PRF	127	137	372	28
Operating income excl. special items and PRF	555	489	1,741	1,540
Net income[4]	**188**	**139**	**499**	**673**
Special items:				
FME25 Program	37	70	109	149
Legal Form Conversion Costs	12	—	21	—
Legacy Portfolio Optimization[1]	21	—	138	—
Humacyte Investment Remeasurement	1	18	(11)	76
Net Gain Related to InterWell Health[2]	—	1	—	(37)
Ukraine War[3]	—	26	—	47
Hyperinflation in Turkiye	—	(1)	—	5
Provider Relief Funding	—	(5)	—	(184)
Sum of special items and PRF	71	109	257	56
Net income[4] excl. special items and PRF	259	248	756	729

[1] Impacts mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other impacts related to agreed upon-divestitures in 2023.

[2] Remeasurement gain of the investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived intangible assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs.

[3] Bad debt expense in Russia and Ukraine and the impairment of a production plant and associated machines resulting from economic sanctions imposed on Russia, which negatively impacted our supply chain to the country, as a result of the Ukraine War.

[4] Attributable to shareholders of FME AG.

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